UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67195

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING___01/01/2021___AND ENDING_____12/31/2021_____

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ESL Investment Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Chestnut Street

                                    (No. and Street)

Rochester	NY	14604-2424
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pascal Roche		212-751-4422	
(Name)	(Area Code – Telephone Number)		(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP

                        (Name – if individual, state last, first, middle name)

805 SW Broadway, Suite 1200	Portland	OR	97205
(Address)	(City)	(State)	(Zip Code)

                                                            659

(Date of Registration with PCAOB)(if applicable)			(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leo Lacobelli, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ESL Investment Services, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

President & COO

JOELLE L. DONAHOE
Notary Public, State of New York
No. 01DO6081047
Qualified in Monroe County
Commission Expires September 30, 2022

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

Financial Statements and Supplemental Information
As of December 31, 2021

Together with Report of Independent Registered Public
Accounting Firm

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Members and the Oversight Committee
ESL Investment Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ESL Investment Services, LLC (the "Company") as of December 31, 2021, the related statements of operations and changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in the Computation of Net Capital and Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Computation of Net Capital and Aggregate Indebtedness is the responsibility of the Company's management. Our audit procedures include determining whether the information in Computation of Net Capital and Aggregate Indebtedness reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Computation of Net Capital and Aggregate Indebtedness. In forming our opinion on the information in Computation of Net Capital and Aggregate Indebtedness, we evaluated whether the information in Computation of Net Capital and Aggregate Indebtedness, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Computation of Net Capital and Aggregate Indebtedness is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Portland, Oregon
February 18, 2022

We have served as the Company's auditor since 2017.

ESL Investment Services, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)
Consolidated Statement of Financial Condition
December 31, 2021

ASSETS

Cash and cash equivalents	$	7,216,137
Securities owned		31,359,690
Other assets		1,532,969
Goodwill		2,309,223
Other intangible assets, net		5,541,211
Operating lease - right-of-use asset, net		1,448,254
Property and equipment, net		102,110
Total assets	$	49,509,594

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	2,009,660
Operating lease - liability		1,482,925
Total liabilities		3,492,585
MEMBER'S EQUITY:		
Total member's equity		46,017,009
Total liabilities and member's equity	$	49,509,594

The accompanying notes are an integral part of these financial statements.

3

ESL Investment Services, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)
Consolidated Statements of Operations and Member's Equity
Year ended December 31, 2021

REVENUES:	
Commission and fee revenue	$ 11,027,054
Advisory income	5,324,405
Trading profits	5,203,484
Other income	68,319
Total revenues	21,623,262
OPERATING EXPENSES:	
Salaries, commissions, and benefits	10,102,021
Professional and outside services	1,264,923
Origination and servicing	1,138,916
Depreciation and amortization	588,107
General and administrative	505,300
Occupancy	405,392
Marketing and promotion	315,885
Total operating expenses	14,320,544
INCOME FROM OPERATIONS	7,302,718
BEGINNING MEMBER'S EQUITY, January 1, 2021	38,714,291
ENDING MEMBER'S EQUITY, December 31, 2021	$ 46,017,009

The accompanying notes are an integral part of these financial statements.

4

ESL Investment Services, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)
Consolidated Statement of Cash Flows
Year ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 7,302,718
Adjustments to reconcile net income to net cash	
from operating activities:	
Net unrealized gain on investments	(2,367,917)
Depreciation expense	36,447
Amortization of acquired intangibles	551,660
Amortization of right-of-use asset	186,711
Net change in assets and liabilities:	
Increase in securities owned	(2,835,568)
Increase in other assets	(245,463)
Decrease in contingent liability	(1,863,000)
Decrease in lease liability	(173,167)
Decrease in accrued expenses and other liabilities	(89,860)
Net cash from operating activities	502,561
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of intangibles	(70,000)
Net cash from investing activities	(70,000)
Increase in cash and cash equivalents	432,561
Cash and cash equivalents at beginning of the year	6,783,576
Cash and cash equivalents at end of the year	$ 7,216,137

ESL Investment Services, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)
Notes to Consolidated Financial Statements

Note 1 – The Organization

ESL Investment Services, LLC (the "Company") is a limited-purpose securities broker-dealer, registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of ESL Federal Credit Union (the "Credit Union"). The Company was originally incorporated in 1996 with operations beginning on January 1, 1997. The Company was established by the Credit Union to provide investment management, financial planning, and insurance solutions primarily to Credit Union members in the Rochester, New York area.

The consolidated financial statements of the Company include the accounts of its wholly-owned subsidiary Cooper/Haims Advisors, LLC ("CHA"), a registered investment advisor located in Victor, New York providing investment advisory, financial planning, and tax services to high net worth clients.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74). The Company limits it business activities to receiving transaction-based referral fees and trades securities for its own account. The Company does not accept customer funds and will not have possession of any customer funds or securities in connection with our activities and therefore the Company is not required to prepare the determination of reserve requirements for brokers or dealers.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting
The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Basis of Consolidation
The accompanying consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiary, CHA. All the intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents
Cash and cash equivalents include deposits with the Credit Union, and other highly liquid investments with original maturities of less than three months, that are not held for sale in the ordinary course of business. Balances with these financial institutions exceeded federally insured limits on December 31, 2021. The Company has not experienced any losses related to cash and cash equivalents, and believes it is not exposed to any significant credit risk with respect to these balances.

Securities Owned
The Company has classified its investments as trading securities. Trading securities are recorded at fair value, with unrealized gains and losses included in earnings. Gains and losses on the sale of securities are recorded on the trade date and determined using the specific identification method.

ESL Investment Services, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)
Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Investment Risk

The Company invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could affect the amounts reported in the accompanying financial statements.

Fair Value Measurement

U.S. GAAP establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs, as follows:

- **Level 1 Inputs** – Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

- **Level 2 Inputs** – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- **Level 3 Inputs** – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Note 2 – Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost and depreciated over useful lives ranging from three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the period of the lease or the estimated life of the property, whichever is shorter.

Goodwill and Other Intangible Assets

Goodwill represents the cost in excess of fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as business combinations. Goodwill is tested annually for impairment and more frequently if circumstances exist that indicate it is more-likely-than-not that the fair value is below the carrying value. The annual impairment test is based on various assumptions and internal projections of future cash flows and operating plans.

Other intangible assets include premium paid for acquisition of customer list and other intangibles. Intangibles other than goodwill, which are determined to have finite lives, are amortized based on the estimated economic benefits received.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Commission and Fee Revenue

Commission revenue relates primarily to the sale of mutual funds, annuities, life insurance, and other security products. These products are offered to customers through LPL Financial ("LPL"), an unaffiliated entity and a registered clearing broker-dealer, which compensates the Company for each sale based upon a contractual commission schedule. Fee revenue is earned in the form of management fees assessed on managed accounts offered through LPL's advisory platform.

Commission revenue from the sale of mutual funds, annuities, life insurance, and other security products is accrued monthly to properly record the revenues in the month they are earned. The fee revenue assessed on managed accounts is earned in the form of management fees and is recorded in the month in which the service is being performed. The economic conditions which affect the Company's revenue are related to overall trends in the economy and its impact on financial markets.

Commissions and fees arise from transactions between a consumer that the Company has referred to a third-party broker and that third-party securities broker. The Company has satisfied its performance obligation as the referral is made, however the revenue is subject to variable constraints until a transaction occurs. As transactions between those two parties occur, the Company receives a portion of the revenues generated by the third-party securities broker as the variable constraint has been lifted.

Note 2 – Summary of Significant Accounting Policies (continued)

Advisory Fees

The Company provides investment advisory services on an ongoing basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that point in time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Trading Profits

Trading profits include investment income, realized gains and losses from trading activities and unrealized gains and losses on securities owned by the Company.

Income Taxes

The Company elected to be taxed as a Limited Liability Corporation ("LLC"), which provides that the LLC passes on all income and expenses to its sole member, the Credit Union, to be taxed at the member level. The Credit Union is a federally chartered credit union with the National Credit Union Administration, and as such, is not subject to taxes under state or federal laws.

Contract Balances

The Company's timing of revenue recognition may differ from the timing of customer payments. When there is an unconditional right to payment, according to the terms of the contract, the Company records a receivable. For contracts with unsatisfied performance obligations, the Company records deferred revenue until the performance obligations are satisfied. Contracts with no outstanding performance obligations, are recognized as revenue.

The Company had receivables related to contracts from customers of $1,302,294 and $1,159,787 at December 31, 2021 and 2020, respectively. The Company includes such balances in other assets in the Statement of Financial Condition. The Company has deferred revenue related to unrecognized engagement fees where the performance obligations have not yet been satisfied.

Allowance for credit losses

The allowance for credit losses is based on the Company's expectation of the collectibility of revenue from contracts with customers, including fees receivable utilizing the current expected credit loss framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectibility in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2021.

Note 2 – Summary of Significant Accounting Policies (continued)

Leases

Operating lease right-of-use assets and liabilities are recorded at the lease commencement date based on the present value of the lease payments to be made over the lease term using an estimated incremental borrowing rate. The Company expenses rent monthly on a straight-line basis, as a reduction to the right-of-use asset. Rent expense is included in occupancy expenses in the accompanying consolidated statement of operations and member's equity (Note 5).

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held-for-sale in the ordinary course of business.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are expensed as incurred by the Company. The Company's advertising expense totaled $315,885 in 2021 and is included in the marketing and promotion expense in the accompanying statement of income.

Note 3 – Property and Equipment

Property and equipment as of December 31, 2021, consisted of the following:

Leasehold improvements	$ 164,907
Computer equipment	188,222
Software	36,942
	390,071
Less: Accumulated depreciation	(287,961)
	$ 102,110

Depreciation expense totaled $36,447 for the year ended December 31, 2021.

ESL Investment Services, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)
Notes to Consolidated Financial Statements

Note 4 – Goodwill and Other Intangible Assets

The goodwill of $2,309,223 represents the future economic benefit expected to be recognized from combining the operations of the Company and CHA, including expected synergies and operating efficiencies. Additionally, the goodwill represents the incremental cash flows that the Company will achieve as an exempt organization vis-a-vis market participant (for fair value purposes, assumed to be tax-paying entities) over the course of its ownership of CHA.

Intangible assets as of December 31, 2021, consisted of the following:

Customer list in place	$	5,708,900
Trademarks		424,400
Non-compete agreements		575,500
Purchase agreements		70,000
		6,778,800
Less: Accumulated amortization		(1,237,589)
	$	5,541,211

Amortization expense totaled $551,660 for the year ended December 31, 2021.

Estimated amortization expense for the years ended December 31, are as follows:

2022	$	583,744
2023		580,827
2024		519,968
2025		433,643
2026		433,643

Note 5 – Commitments and Contingent Liabilities

Leases

The Company leases office space under noncancelable leases. The leases are all classified as operating primarily due to the amount of time such spaces are occupied relative to the underlying asset's useful lives. Additional space for the Company's activities is obtained from the Credit Union (see Note 7). The third-party operating leases contain renewal options and provisions requiring the Company to pay property taxes and operating expenses over base period amounts, most of which are not included in the measurement of the right-of-use assets as they are not considered reasonably certain of estimable value. The third-party leases also contain escalation clauses calling for rental payments to be adjusted for increases in price indices.

The Company's operating lease costs for the year ended December 31, 2021, totaled $220,356.

Future minimum rental commitments under the noncancelable operating leases are as follows for each of the years ending December 31:

2022	$	211,906
2023		209,177
2024		203,475
2025		207,545
2026		211,696
Thereafter		566,455
Total lease payments		1,610,254
Less: present value discount at December 31, 2021		127,329
Total present value of lease liability at December 31, 2021	$	1,482,925

Lease term and discount rate as of December 31, 2021, are as follows:

Weighted-average remaining lease term (years)	7.48
Weighted-average discount rate	2.20%

Cash flow supplemental information for the year ended December 31, 2021, is as follows:

Cash paid for amounts included in the measurement of lease liability		
Operating cash flows paid for operating leases	$	206,929

Note 6 – Employee Benefits

Defined-Benefit Retirement Plan
The Credit Union has a noncontributory defined-benefit retirement plan ("Plan") covering substantially all of its and the Company's employees. The benefits are based on years of service and average compensation prior to retirement. The Credit Union will make future contributions to the Plan, as necessary, based on the recommendations of its actuaries and within the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). The Credit Union allocates a portion of the annual expense to the Company based on headcount. For the year ended December 31, 2021, the Company recognized pension costs of $88,728.

Defined Contribution Retirement Plan
The Credit Union also sponsors a defined contribution plan that covers substantially all of its and the Company's employees who meet certain age requirements. The Credit Union matches 100% of the first 1% and 50% of the next 5% of participant contributions. The Credit Union allocates a portion of the annual expense to the Company based on relative compensation levels. For the year ended December 31, 2021, the Company recognized defined contribution plan costs of $240,816.

Post-Retirement Insurance Benefit Plan
The Company provides certain medical and healthcare benefits to qualifying retirees under the Credit Union benefit plan. The Credit Union allocates a portion of the annual expense of the plan to the Company based on headcount. For the year ended December 31, 2021, the company recognized insurance income of $4,296, in conjunction with this plan.

The expense related to these benefits is included in salaries, commissions, and benefits on the statement of income.

Note 7 – Related-Party Transactions

The Company's investment portfolio is managed by ESL Trust Services, LLC ("Trust") another wholly-owned subsidiary of the Credit Union. Under this arrangement, Trust executes transactions in compliance with its standard policies and procedures. Trust managed investments for the Company that, as of December 31, 2021, had a fair market value of $31,359,690. For the year ended December 31, 2021, the Company recognized investment management expense of $70,208 from this relationship.

Pursuant to agreements between the parties, the Company is charged for certain expense allocations, including professional and administrative services provided by the Credit Union. During the year ended December 31, 2021, related-party costs consisted of the following:

Professional and administrative	$	961,704
Marketing and promotion		309,000
Office and branch space		146,160
	$	1,416,864

Note 7 – Related-Party Transactions (continued)

The Company's qualifying personnel are covered under defined contribution, defined-benefit, other benefits, medical, dental, disability, and workers' compensation insurance plans sponsored by the Credit Union. The Credit Union allocates a portion of expense under these plans to the Company based on headcount and compensation. For the year ended December 31, 2021, the Company was allocated costs of $799,730.

At December 31, 2021, the Company had cash balances with the Credit Union in the amount of $5,838,253.

Note 8 – Fair Value of Financial Instruments

Financial Instruments Recorded at Fair Value on a Recurring Basis

The Company's securities owned are measured at fair value on a recurring basis utilizing the following input levels at December 31, 2021:

	Level 1	Level 2	Level 3	Total
Mutual Funds and ETFs				
Equity				
Domestic	$ 14,752,681	$ -	$ -	$ 14,752,681
International	8,071,309	-	-	8,071,309
Fixed income				
Domestic	2,337,510	-	-	2,337,510
International	-	-	-	-
Other	6,198,190	-	-	6,198,190
	$ 31,359,690	$ -	$ -	$ 31,359,690

Fair values for securities owned are based on quoted market prices.

Note 9 – Off-Balance Sheet Risk and Concentration of Credit Risk

As discussed in Note 2, the Company's customers' securities transactions are executed by LPL. This other broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions.

ESL Investment Services, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)
Notes to Consolidated Financial Statements

Note 10 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $964,776 which was $864,776 in excess of its required net capital of $100,000. Required net capital is computed as the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company's ratio of aggregate indebtedness to net capital ratio was 1.35 to 1.

Note 11 – Segment

ESL Investment Services, LLC's two reportable segments are Limited-Purpose Broker Dealer and Registered Investment Advisor. The Company structures the operating segments according to its clients and the services provided to those clients. The Limited-Purpose Broker Dealer segment provides investment management, financial planning, and insurance solutions primarily to Credit Union members in Rochester, New York area. The Registered Investment Advisor segment provides investment advisory, financial planning, and tax services to high net worth clients. Revenues and expenses are attributed to the two segments based on which segment services the client.

The accounting policies of the segments are the same as those described in Note 2.

Management evaluates the performance of the segments on a U.S. GAAP basis. Segment assets and liabilities are not used for evaluating segment performance. There are no revenues from transactions between the segments.

Financial information for the segments is presented in the following table:

	Broker Dealer	Investment Advisor	Total
REVENUES	$ 16,441,196	$ 5,182,066	$ 21,623,262
OPERATING EXPENSES	9,826,771	4,493,773	14,320,544
INCOME FROM OPERATIONS	6,614,425	688,293	7,302,718
BEGINNING MEMBER'S EQUITY, January 1, 2021	29,038,353	9,675,938	38,714,291
ENDING MEMBER'S EQUITY, December 31, 2021	$ 35,652,778	$ 10,364,231	$ 46,017,009

Note 12 – Risk and Uncertainties

During the 2020 calendar year, the World Health Organization has declared the outbreak of the coronavirus ("COVID-19") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration, and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 13 – Subsequent Events

Subsequent events have been evaluated through February 18, 2022. No events have been identified that require disclosure.

Supplementary Information

ESL Investment Services, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2021

Total member's equity from statement of financial condition	$	46,017,009
Other allowable credits		
Liabilities of subsidiary, net		766,415
Less non-allowable assets, including those of consolidated subsidiary:		
Cash held at parent, net of routine expenses		4,973,445
Securities owned		31,359,690
Other assets		1,532,969
Goodwill		2,309,223
Other intangible assets, net		5,541,211
Property and equipment, net		102,110
Total non-allowable assets		45,818,648
Net capital	$	964,776
Aggregate indebtedness (excludes balances from consolidated subsidiary)		
Accounts payable and accrued expenses	$	1,303,023
Computation of basic net capital requirements		
Minimum net capital (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirements	$	864,776
Ratio of aggregate indebtedness to net capital		1.35 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2021.

Report of Independent Registered Public Accounting Firm

To the Members and the Oversight Committee
ESL Investment Services, LLC

We have reviewed management's statements, included in the accompanying ESL Investment Services, LLC's Exemption Report (the "exemption report"), in which:

1) ESL Investment Services, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and

2) ESL Investment Services, LLC states ESL Investment Services, LLC is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

- ESL Investment Services, LLC limits its business activities exclusively to (1) referring securities transactions to another broker-dealer; and (2) proprietary trading of securities for its own account, and

- ESL Investment Services, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to ESL Investment Services, LLC; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ESL Investment Services, LLC's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ESL Investment Services, LLC's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of SEC Release No. 34-70073.

Moss Adams LLP

Portland, Oregon
February 18, 2022
We have served as the Company's auditor since 2017.



Investment
Services℠

ESL Investment Services LLC's Exemption Report

ESL Investment Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(2) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and,

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) referring securities transactions to another broker-dealer; and (2) proprietary trading of securities for its own account; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ESL Investment Services, LLC

I, Leo Iacobelli, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: Leo Iacobelli

Title: President & COO

February 18, 2022

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Members of the Oversight Committee
ESL Investment Services, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of ESL Investment Services, LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the ESL Investment Services, LLC has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting ESL Investment Services, LLC and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate to meet their purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021. The Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III was $21,623,262 which did not agree to the Total Revenue amounts reported on SIPC-7 of $17,178,398, the amounts reported on SIPC-7 do not include gross revenues of our Cooper-Haims subsidiary ("Cooper-Haims"), and instead includes net income of Cooper-Haims.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments in procedure 3 above, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by ESL Investment Services, LLC to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the ESL Investment Services, LLC's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of ESL Investment Services, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of ESL Investment Services, LLC and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
February 18, 2022

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ESL INVESTMENT SERVICES LLC
225 CHESTNUT STREET
ROCHESTER, NEW YORK 14604-2426
CRD # 139176 SEC #8-67195

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Pascal Roche 212 751 4422

WORKING COPY

2. A. General Assessment (item 2e from page 2) $17,787

B. Less payment made with SIPC-6 filed (**exclude interest**) (4,833)

7/20/21
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $12,954

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $12,954

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ESL Investment Services LLC
(Name of Corporation, Partnership or other organization)

Pascal Roche
(Authorized Signature)

Finop
(Title)

Dated the 11 day of February, 2022.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/21

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 17,178,398

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   3,620,380

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   942,738

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.   5,251,066

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

       Non deductible Sub (Cooper Haims) expenses   (4,493,773)

       (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)

        Total deductions   5,320,411

2d. SIPC Net Operating Revenues $ 11,857,987

2e. General Assessment @ .0015 $ 17,787

                                                    (to page 1, line 2.A.)